

09056047

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22947

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　Wells Fargo Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 1600
　　　　　　　　　　　　　(No. and Street)

San Francisco　　　　　　　　　　　CA　　　　　　　　　94108
　　(City)　　　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Yates　　　　　　　　　　　　　　　　　　(415) 954-8310
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
　　　　　　　　(Name – if individual, state last, first, middle name)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

2

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Eugene Yates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 25ᵗʰ
Day of February, 2009, by
Eugene Yates
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California
Notary Public

_____
Signature

Managing Director, CFO
Title

ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respects to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO SECURITIES, LLC

Table of Contents



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2008 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

WELLS FARGO SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

(In thousands)

Assets

Cash and cash equivalents	$	9,822
Short term investments, at market value		49,985
Receivable from brokers, dealers, and clearing organizations		68,178
Securities owned, at market value		38
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $1,059		1,684
Receivable from affiliated parties		306
Receivables from other clients		1,587
Goodwill		76,312
Other assets		542
Total assets	$	208,454

Liabilities and Member's Equity

Liabilities:	
Accrued compensation and related benefits	11,840
Payable to affiliated parties	781
Other liabilities and accrued expenses	856
Total liabilities	13,477
Commitments and contingencies	
Member's equity	194,977
Total liabilities and member's equity	$ 208,454

See accompanying notes to statement of financial condition.

(1)   Organization and Nature of Operations

Wells Fargo Securities, LLC (WFS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

WFS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and has branch offices located in San Francisco, New York, Chicago, Portland, Los Angeles, Newport Beach, Seattle, Boston, Houston and Dallas. As of December 31, 2008, WFS' primary activities are underwriting and distribution of corporate securities, and merger & acquisition advisory.

WFS clears all securities transactions on a fully disclosed basis through a nonaffiliated broker-dealer. WFS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2)   Summary of Significant Accounting Policies

   (a)   Securities Transactions

   Principal transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at quoted market values.

   (b)   Fair Value of Financial Instruments

   Substantially all of WFS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

   (c)   Cash and Cash Equivalents

   Cash and cash equivalents consist of balances in bank accounts used in operations and short-term liquid securities with original maturities of three months or less.

   (d)   Receivable from Brokers, Dealers, and Clearing Organizations

   Receivable from brokers, dealers, and clearing organizations consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition, and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

   (e)   Furniture, Equipment, and Leasehold Improvements

   Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(Continued)

(f) *Goodwill*

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See Note 11.

(g) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(h) *Income Taxes*

WFS is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFS' operations are included in the income tax returns of its parent, WFPCF. WFS does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFS has many attributes of a pass-through entity and income taxes are not presented in the statement of financial condition.

(i) *Employee Benefits*

Selected WFS employees participate in various WFC stock-based employee compensation plans (the Plans). The Plans provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above the fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years.

WFC measures the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on fair value of the award on the grant date. This cost must be recognized over the vesting period of the award.

(3) Receivable from Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $68,178 consists of $9,305 of corporate finance and underwriting fee receivables from other broker-dealers and $58,873 of receivables from WFS's clearing agent.

(4) Securities Owned, at Market Value

Marketable securities owned consist of corporate securities at quoted market values in the amount of $38.

(Continued)

(5) Furniture, Equipment, and Leasehold Improvements

The composition of furniture, equipment and leasehold improvements as of December 31, 2008 is as follows:

Leasehold improvements	$	1,492
Computers and equipment		227
Furniture and fixtures		1,024
		2,743
Less accumulated depreciation and amortization		(1,059)
Furniture, equipment, and leasehold improvements, net	$	1,684

(6) Related Party Transactions

In the ordinary course of business, WFS enters into material transactions with other affiliates of WFC.

Receivable from affiliates includes amounts related to WFC securities of $205.

Payables to affiliate are accounts payable due to WFC for reimbursement of compensation paid on behalf of WFS in the amount of $781.

Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. WFS pays interest on this financing arrangements at interest rates approximating commercial lending rates. No amounts were outstanding on the unsecured short-term promissory note at December 31, 2008.

On July 22, 2002, WFS entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding under the revolving subordinated loan agreement at December 31, 2008.

On April 1, 2002, WFS entered into a $25,000 revolving credit line and a $500,000 repurchase agreement with Wells Fargo Bank of Minnesota, NA. WFS pays interest on this financing arrangements at interest rates approximating commercial lending rates. No amounts are outstanding on either of these financing lines as of December 31, 2008.

(Continued)

(7) Commitments and Contingencies

WFS leases certain office space and equipment under noncancelable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31:		
2009	$	2,957
2010		2,388
2011		1,327
2012		524
2013 and thereafter		21
	$	7,217

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFS which in the opinion of management, will be resolved with no material impact on WFS' financial position.

(8) Net Capital Requirements

WFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFS to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2008, WFS' net capital was $105,053 which was $104,155 in excess of its required net capital of $898 defined as the greater of $250 or 6.67% of total aggregate indebtedness, and WFS had a percentage of aggregate indebtedness to net capital of 13%.

WFS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(9) Employee Benefits

WFS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFS' employees are not available.

WFS' employees are eligible for benefits under WFC's 401(k) Plan. Under 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(Continued)

(10) Financial Instruments with Off-Balance-Sheet Risk

WFS clears all transactions for its customers on a fully disclosed basis with a nonaffiliated clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFS is liable to the clearing firm for the transactions of its customers. These activities may expose WFS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. WFS is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFS' statement of financial condition.

In the normal course of business, WFS enters into underwriting commitments. WFS had no open underwriting commitments at December 31, 2008.

(11) Goodwill

SFAS No. 142, *Accounting for Goodwill and Intangible Assets,* requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to WFS was tested for impairment by comparing the fair value with its carrying value during 2008. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

During 2006, WFS completed the acquisition of Secured Capital LLC (SCLLC), a broker dealer subsidiary of Secured Capital Corporation (SCC). This transaction was part of Eastdil Secured, LLC (a wholly owned subsidiary of WFC) acquiring SCC. WFC assigned to WFS all of its rights to acquire SCLLC. The terms of the purchase agreement provide for additional consideration to be paid to the prior owners of SCC/SCLLC of up to $55,000 if certain revenue thresholds are achieved over a three-year period ending December 31, 2008. WFS has been allocated its share of the additional consideration, $3,375, which was paid in February 2009.

During 2006, WFS completed the acquisition of Barrington Associates LLC (Barrington). The terms of the purchase agreement provide for additional consideration, if any, to be paid to the prior owners of Barrington of up to $35,000 if certain earnings thresholds are achieved following years 3, 4, and 5 after the acquisition is completed. The additional consideration, if any, will be recorded as part of the acquisition cost (increase to goodwill) when the amount is determinable and consideration is paid.

In addition, a retention plan was entered into with certain employees of Barrington, which is being recorded as compensation expense over a four-year period. The total amount payable under the plan is $2,500.

(Continued)

(12) Fair Value of Assets and Liabilities

In accordance with FAS 157, *Fair Value Measurements,* WFS groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U. S. Treasury securities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from observable inputs or third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, are as follows (in thousands):

Description	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 9,822	9,822	—	—
Short-term investments	49,985	49,985	—	—
Securities owned	38	38	—	—



WELLS FARGO SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report thereon)